EXHIBIT 16



North Atlantic Trading Company, Inc.
257 Park Avenue South
New York, New York  10010-7304

We are providing this letter to you for inclusion as an exhibit to your form 10-K filing pursuant to Item 601 of Regulation S-K.

We have read management's disclosure of the change in accounting from the intrinsic value based method for measuring stock compensation cost to the fair value based method contained in the company's Form 10-K for the year ended December 31, 1997. Because the fair value based method is designated as the preferred method by Statement of Financial Accounting Standards (SFAS) No. 123, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.



Coopers & Lybrand L.L.P.                           COOPERS & LYBRAND L.L.P.
Louisville, Kentucky
February 6, 1998






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